

January 14, 2022

Steven B. Boehm
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001

> Re: **MSD Investment, LLC**
> **File Nos. 000-56375; 814-01334**

Dear Mr. Boehm:

On December 15, 2021, you filed a registration statement on Form 10 on behalf of MSD Investment, LLC. (the "Company"), in connection with the registration of the Company's common stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Company is voluntarily registering shares of its common stock under Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Company's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

REGISTRATION STATEMENT

Explanatory Note (page 1)

1.   Please add the bulleted disclosure below, if applicable, in bold and if the Company makes additional offerings of its Shares in the future, an investor may be required to make additional purchases of the Company's Shares on one or more dates to be determined by the Company.

- The Company intends to invest primarily in privately held companies for which little public information exists and which are more vulnerable to economic downturns and substantial variations in operating results.

- The privately held companies, below investment grade securities ("junk" bonds) and real estate in which the Company invests are difficult to value and will generally be illiquid.

- Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

- If the Company makes additional offerings of its Shares in the future, an investor may be required to make additional purchases of the Company's Shares on one or more dates to be determined by the Company.

2.   Given the length of the Risk Factors section, please include in the forepart of the registration statement a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal risk factors. *See* Item 105(b) of Regulation S-K.

3.   Please disclose how the BDC Conversion will be accomplished mechanically. We may have additional comments based on your response.

Forward Looking Statements (page 2)

4.   In listing the risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, please consider disclosing the discontinuation of LIBOR and transition to a new reference rate.

Item 1. Business — General Development of Business (page 3)

5.   The first sentence of the second paragraph states that the Company expects to conduct a private offering of its common stock to accredited investors. Please revise this sentence to state that the Company *will* conduct a private offering of its common stock to "accredited investors".

Item 1. Business — Description of Business — The Company — MSD Investment, LLC (pages 3 – 4)

6.   Please disclose that the Company is non-diversified and the implications of being non-diversified.

7.   The first sentence states that the Company will invest in a "broadly diversified portfolio". Inasmuch as the Company is non-diversified and disclosure on page 38 sets forth a risk factor stating that the Company's portfolio could become significantly concentrated in a limited number of companies, issuers, types of financial instruments, industries, sectors, strategies, countries, or geographic regions, please revise the reference to a broadly diversified portfolio or explain to us why such reference is appropriate.

8.   The first sentence of the second paragraph states that the portfolio will be comprised primarily of loans and notes sourced from both "private and liquid markets". Please clarify what "liquid markets" are and how it is consistent with disclosure on page 23 of the Company's registration statement describing "the illiquid nature of its portfolio".

9.   The second sentence of the second paragraph states that the Company will focus primarily on investing in senior secured loans. The first sentence of the first paragraph states that the Company will primarily invest in "senior secured loans *and notes"* [emphasis added]. Please reconcile this disclosure.

10.   Please disclose the Company's maturity and credit quality policies with respect to its investments and the corresponding risks of such policies in the Risk Factors section.

11.   The first sentence of the third paragraph states that the Company will source opportunities by leveraging MSD Capital L.P. and the Adviser's broad network and reputation. Please identify here who MSD Capital L.P. is. The Company will source opportunities by leveraging MSD's broad network and reputation and, as disclosed on pages 11 – 12, the MSD investment teams work closely together and consistently share ideas, allowing the Credit Team to leverage MSD's network and knowledge base to pursue attractive investment opportunities and diligence a wide range of industries and companies. Please explain to us why MSD Capital L.P. is not identified as an investment adviser to the Company as defined in Section 2(a)(20) of the Investment Company Act of 1940 ("1940 Act").

Item 1. Business — Description of Business — Advisory Agreement (pages 4 – 7)

12.   Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include a second example where the five percent return results entirely from net realized capital gains, with an introductory sentence of explanation of the second example. We believe that such disclosure would be helpful to investors.

Item 1. Business — Description of Business — Advisory Agreement — *Compensation of the Adviser* (pages 5 – 6)

13.   The disclosure under "Management Fee" states that the Management Fee shall be calculated at a rate of 0.1875% per quarter of the Company's average gross asset value but excluding, cash and cash equivalents, as defined and undrawn commitments. Please clarify the timing of the calculation of each of these exclusions (*e.g.*, does the calculation involve averaging the amount of undrawn commitments at the end of each of the two most recently completed calendar quarters?). Please also clarify what undrawn commitments include and disclose if any commitments are included in average gross asset value. We may have additional comments based on your response.

14.   Under "Incentive Fee", please disclose a graphical representation and examples showing the calculation of the Incentive Fee.

Item 1. Business — Description of Business — Advisory Agreement — Limitations of Liability and Indemnification (page 7)

15.   The first sentence states that the Advisory Agreement will provide that the Company will indemnify the Adviser and its affiliates against any liabilities relating to certain activities except to the extent arising out of the Indemnitee's gross negligence, fraud or knowing and willful misconduct. Please revise the disclosure of excepted conduct to track the language of Section 17(i) of the 1940 Act.

Item 1. Business — Description of Business — Payment of the Company's Expenses under the Administration and Advisory Agreements (pages 7 – 9)

16.   Disclosure on page 9 refers to each subsidiary of the Company. Please respond to the following comments regarding any primarily controlled entity that engages in investment activities in securities or other assets. A primarily controlled entity is an entity that the Company controls as defined in Section 2(a)(9) of the 1940 Act and for which the Company's control of the entity is greater than that of any other person.

   a. Disclose any of the subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Company.

   b. Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary.

   c. Disclose that each investment adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the subsidiary and its investment adviser as an exhibit to the registration statement. *See* Item 25.2.k. of Form N-2.

d. Disclose that each subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of the subsidiary.

e. Confirm to us that the financial statements of each subsidiary will be consolidated, as applicable, with those of the Company in accordance with U.S. Generally Accepted Accounting Principles, Regulation S-X and other applicable accounting guidance.

f. Confirm to us that (a) if a subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act.

17. For any wholly-owned subsidiary of the Company, please confirm to us that a subsidiary's management fee (including any performance fee) will be included in the "Management Fee" line item of any fee table the Company discloses and a subsidiary's expenses will be included in the "Other Expenses" line item of any such fee table.

Item 1. Business — Description of Business — Investment Strategy — Types of Investments (page 11)

18. If the types of investments identified here are all principal investments of the Company, please revise the heading of this section to include the word "principal". If the types of investments identified here include both principal and non-principal investments of the Company, please separately disclose principal and non-principal investments under separate headings.

19. If covenant-lite loans will be a principal investment of the Company, please disclose such investments here and consider whether the disclosure on page 52 of the risks of covenant-lite loans (under Secondary Debt) should instead be set forth as a separate risk factor.

Item 1. Business — Description of Business — Closing (page 14)

20. The first sentence states that the Company will hold one or more closings at which it will accept Capital Commitments from investors. Please specifically disclose the consequences to investors who fail to honor their obligations under a Capital Commitment or a Catch-up Purchase (as is currently only generally described in a risk factor on page 72). Please also supplementally describe the Company's policies and procedures to implement the consequences of such failures.

Item 1. Business — Description of Business — Liquidity Events (pages 15 – 16)

21.   The fourth paragraph cross references "Discretionary Repurchases of Shares". No such section exists. Please disclose this section, including disclosing that all share repurchases will be made consistent with Section 23(c) of the 1940 Act, as modified by Section 63 of the 1940 Act, and the rules thereunder.

Item 1A. Risk Factors (pages 31 – 80)

22.   Many of the risk factors in this section describe risks of investments that are not identified in the description of the Company's business in Item 1 (*e.g.*, Non-U.S. Investments (page 39); Convertible Securities (page 42); Structured Investments, including junior and equity tranches (page 44) General Real Estate Risks (page 47)). Please review the Risk Factors and disclose the types of investments referenced therein in the description of the Company's business.

Item 1A. Risk Factors — Non-U.S. Investments (page 39)

23.   If the Company will invest in emerging markets as part of its principal strategies, please revise this risk factor, or add a separate risk factor, to disclose the heightened risks associated with emerging market investments. *See* ADI 2020 – 11 (Registered Funds' Risk Disclosure Regarding Investments in Emerging Markets).

Item 1A. Risk Factors — Risks Related to Investments in Leveraged Loans (page 40)

24.   The first sentence of this risk factor states that the Company may invest in leveraged loans. Please describe leveraged loans (*e.g.*, loans made to borrowers who already have high levels of debt and/or a low credit rating).

Item 1A. Risk Factors — Hung Loans (page 41)

25.   Please disclose what an "LBO" is.

Item 1A. Risk Factors — Convertible Securities (page 42)

26.   If the Company will invest in contingent convertible securities as part of its principal strategies, please identify such securities as part of the Company's principal strategies and disclose the corresponding risks of such securities here.

Item 1A. Risk Factors — Leverage and Borrowing Risks (pages 50 – 51)

27.   Please revise the second paragraph of this risk factor to reflect that the Company is required to meet a coverage ratio of total assets to total borrowings and other senior securities of at least 150%.

Item 1A. Risk Factors — Co-Investment with Exemptive Relief (page 56)

28.   The first sentence states that the Company and the Adviser have applied for an exemptive order from the SEC. Please disclose that there is no assurance that the exemptive relief will be granted.

Item 1A. Risk Factors — Risks Related to Consumer Loans and Consumer Lending (pages 60 – 61)

29.   The first sentence of the first full paragraph on page 61 states that certain of the Company's investments may consist of loans offered through lending platforms. Please tell us how much of the Company's assets will be invested in loans offered through lending platforms and disclose any upper limit on such investments. We may have more comments after reviewing your response.

Item 1A. Risk Factors — Feeder Funds (page 66)

30.   Please revise the disclosure to clarify the "certain purposes" for which the Feeder Fund investors may be treated as separate Shareholders and the significance of this treatment.

Item 1A. Risk Factors — Warehoused Investments (page 69)

31.   The first sentence states that MSD may warehouse one or more investments for the Company. Please describe to us in detail how MSD warehouses investments for the Company, including the purpose and structure of the warehouse, types of investments to be warehoused, the entities involved in warehousing and each entity's role and affiliation with the Company, any compensation involved, and whether access, in the form of a "backstop" or otherwise, to a warehouse's portfolio is available to persons/entities other than the Company. To the extent that the Company enters into a warehousing transaction prior to the effectiveness of this registration statement, please file a supplemental schedule of investments prepared in accordance with the requirements of Regulation S-X 12-12 as part of a pre-effective amendment detailing the portfolio investments which the Company is conditionally obliged to purchase pursuant to any facility agreement. We may have more comments after reviewing your response.

Item 1A. Risk Factors — Restricted Ability to Enter into Transactions with Affiliates (pages 75 – 76)

32.   The last paragraph on page 76 describes the risks of change of control provisions included in the Company's organizational documents. Please disclose this paragraph under a separate heading.

Item 6. Executive Compensation (page 91)

33.   Please confirm that perquisites and other personal benefits or property are in each case less than $10,000 in the aggregate or include a compensation chart as described in Item 402(k) of Reg S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters (pages 94 – 95)

34.   Please disclose the information required by Items 201(a)(2) and 201(b)(1) of Regulation S-K.

35.   Please describe the Company's dividend reinvestment plan.

Item 11. Description of Registrant's Securities To Be Registered — Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses (pages 97 – 98)

36.   Please revise the last sentence of the second paragraph to track the language of Section 17(h) of the 1940 Act.

Item 11. Description of Registrant's Securities To Be Registered — Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws (Pages 98 – 102)

37.   If the Company's Charter or Bylaws contain provisions that require shareholders to waive jury trials, please disclose such provision in this section.

38.   If the Company's Charter or Bylaws contain provisions that restrict shareholders' ability to bring direct or derivative claims, please disclose such provisions in this section.

39.   Under "Exclusive Forum" on page 102, please disclose the associated risks of the exclusive forum provision (*e.g.*, shareholders may have to bring suit in an inconvenient and unfavorable forum; that the enforceability of exclusive forum provisions is questionable).

Item 15. Financial Statements and Exhibits (page 103)

40.   Please furnish all required financial statements and supplementary data. Audited financial statements for one year, supplemented by interim period financial statements, if required, should be dated within 135 days of effectiveness. In addition, please confirm whether or not the predecessor LLCs had commenced investment operations prior to the conversion by law to a Maryland Corporation. Please also file as exhibits the documents associated with the BDC Conversion.

GENERAL COMMENTS

41.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

42.   Response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that

includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

43.   Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, other than the application for co-investment relief you expect to submit that is described on page 56 of the registration statement.

44.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Should you have any questions regarding this letter, please feel free to contact me at (202) 551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel

cc: Michael Spratt
Michael Shaffer
John Kernan